Via Facsimile and U.S. Mail
Mail Stop 4720

August 25, 2009

Leonard S. Schleifer, M.D., Ph.D.
Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York
10591-6707

>   **Re: Regeneron Pharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File Number 000-19034**

Dear Dr. Schleifer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director